EXHIBIT 99.2

Interim Consolidated Financial Statements

(Expressed in Canadian dollars)

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Three months and six months ended

May 31, 2009 and 2008

(Unaudited)

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Balance Sheets

(In thousands of Canadian dollars)

	May 31,	November 30,
	2009	2008
	(Unaudited)

Assets

Current assets:
Cash and cash equivalents (note 3)	$5,834	$8,556
Tax credits recoverable	427	582
Prepaid expenses and deposits	396	188
	6,657	9,326

Property and equipment	14	16

	$6,671	$9,342

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	$303	$101
Accrued liabilities	985	1,141
	1,288	1,242

Shareholders’ equity (note 4):
Share capital:
Authorized:
Unlimited common shares, without par value
Issued and outstanding:
22,623,195 common shares
(November 30, 2008 - 22,424,719)	365,730	365,677
Warrants	16,725	16,725
Contributed surplus	24,121	23,555
Deficit	(401,193)	(397,857)
	5,383	8,100

Basis of presentation - going concern (note 1)
Subsequent events (note 11)

	$6,671	$9,342

See accompanying notes to interim consolidated financial statements.

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Operations, Deficit and Comprehensive Income

(In thousands of Canadian dollars, except per share amounts)

(Unaudited)

	Three months ended May 31,		Six months ended May 31,		Period from December 1, 1987 to May 31,
	2009	2009	2009	2008	2009

Expenses:
Research and development	$320	$4,860	$356	$7,638	$248,067
General and administration	998	2,929	3,444	5,610	128,770
Foreign exchange loss (gain)	84	(338)	54	(135)	10,719

Loss before the undernoted	(1,402)	(7,451)	(3,854)	(13,113)	(387,556)

Interest expense on senior
convertible notes payable	–	–	–	–	(1,279)

Accretion in carrying value of
senior convertible notes payable	–	–	–	–	(10,294)

Amortization of deferred financing costs	–	–	–	–	(3,057)

Loss on extinguishment of senior
convertible notes payable	–	–	–	–	(6,749)
				–
Gain on sale of patents	–	–	487	–	487

Investment income	–	33	31	375	13,869

Change in fair value of embedded
derivatives	–	–	–	–	829

Loss and comprehensive loss
for the period	(1,395)	(7,418)	(3,336)	(12,738)	(393,750)

Deficit, beginning of period	(399,798)	(387,103)	(397,857)	(381,783)	(1,510)

Impact of change in
accounting for stock-based
compensation	–	–	–	–	(4,006)

Impact of change in accounting
for financial instruments	–	–	–	–	(1,632)

Charge for acceleration payments
on equity component of senior
convertible notes payable	–	–	–	–	(295)

Deficit, end of period	$(401,193)	$(394,521)	$(401,193)	$(394,521)	$(401,193)

Basic and diluted loss per
common share (note 5)	$(0.06)	$(0.33)	$(0.15)	$(0.57)

See accompanying notes to interim consolidated financial statements.

2

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Cash Flows

(In thousands of Canadian dollars)

(Unaudited)

	Three months ended May 31,		Six months ended May 31,		Period from December 1, 1987 to May 31,
	2009	2008	2009	2008	2009

Cash provided by (used in):

Operating activities:
Loss for the period	$(1,395)	$(7,418)	$(3,336)	$(12,738)	$(393,750)
Items not involving cash:
Amortization	–	125	2	187	6,379
Loss on disposition of property and equipment	–	–	–	–	125
Gain on sale of patents	–	–	(487)	–	(487)
Accretion in carrying value of senior convertible notes payable	–	–	–	–	10,294
Amortization of deferred financing costs	–	–	–	–	3,057
Loss on extinguishment of senior convertible notes payable	–	–	–	–	6,749
Change in fair value of embedded derivatives	–	–	–	–	(829)
Stock-based compensation	150	316	566	551	10,956
Common shares issued for services	–	–	–	–	2,485
Unrealized foreign exchange gain (loss)	90	(33)	52	159	11,471
Other	–	–	–	–	(35)
Change in non-cash operating working capital	(257)	(557)	42	841	480
	(1,412)	(7,567)	(3,161)	(11,000)	(343,105)

Financing activities:
Shares and warrants issued for cash	–	–	–	–	326,358
Warrants exercised for cash	–	–	–	–	16,941
Options exercised for cash	–	–	–	–	7,669
Share issue costs	–	–	–	–	(24,646)
Repayment of senior convertible notes payable, net	–	–	–	–	38,512
Paid to related parties	–	–	–	–	(234)
	–	–	–	–	364,600

Investing activities:
Purchases of property and equipment	–	(6)	–	(6)	(2,471)
Purchases of acquired technology	–	–	–	–	(1,283)
Proceeds on disposition of patents	–	–	487	–	487
Purchases of marketable securities	–	–	–	–	(244,846)
Proceeds on disposition of property and equipment	–	–	–	–	62
Settlement of forward foreign exchange contracts	–	–	–	–	(4,824)
Maturities of marketable securities	–	–	–	–	240,677
	–	(6)	487	(6)	(12,198)

Foreign exchange gain (loss) on cash held in foreign currency	(87)	32	(48)	(150)	(3,463)

Increase (decrease) in cash and cash equivalents	(1,499)	(7,541)	(2,722)	(11,156)	5,834

Cash and cash equivalents, beginning of period	7,333	19,930	8,556	23,545	–

Cash and cash equivalents, end of period	$5,834	$12,389	$5,834	$12,389	$5,834

Supplemental cash flow information (note 6)

See accompanying notes to interim consolidated financial statements.

3

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements

(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2009 and 2008

(Unaudited)

1.	Basis of presentation - going concern:

Since its inception, the Company has been engaged in the research and commercial development of product candidates for the treatment of disease and has had no commercial operations. The operations of the Company are not subject to any seasonality or cyclicality factors.

The unaudited interim consolidated financial statements presented have been prepared on the basis that the Company is considered a development stage enterprise and, accordingly, the consolidated statements of operations, deficit and comprehensive income and cash flows also reflect the cumulative amounts from December 1, 1987 (the date development operations commenced) to May 31, 2009.

The accompanying unaudited interim consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has sustained losses since its formation, and at May 31, 2009, had a deficit of $401 million. In 2008, the Company undertook a significant reduction in work force after determining that larger than anticipated clinical studies would be required to receive approval for the Company’s lead product, Celacade™, and in an effort to manage expenses, the Company suspended all operations related to the commercialization of Celacade™ in Europe. On July 3, 2008, following an extensive review of the Company’s VP Series of drug programs, the Company undertook an additional restructuring to further manage expenses as strategic alternatives are explored. The Company has retained an investment bank to assist it in exploring these potential strategic alternatives.

While these unaudited interim consolidated financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern, the above matters raise substantial doubt about the Company’s ability to continue to operate as currently structured.

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements

(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2009 and 2008

(Unaudited)

1.	Basis of presentation - going concern (continued):

The Company’s future operations are completely dependent upon its ability to complete a sale, merger, acquisition or other strategic alternative, and/or secure additional funds. If the Company cannot complete a sale, merger, acquisition or other strategic alternative, secure additional financing, or if it cannot secure additional financing on terms that would be acceptable to it, the Company will have to consider additional strategic alternatives which may include, among other strategies, exploring the monetization of certain intangible assets as well as seeking to out-license assets, potential asset divestitures, winding up, dissolution or liquidation of the Company.

2.	Significant accounting policies:

These unaudited interim consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which, except as described in note 10, conform, in all material respects, with accounting principles generally accepted in the United States (“United States GAAP”).

Certain information and note disclosures normally included in the annual consolidated financial statements prepared in accordance with Canadian GAAP have been condensed or excluded. As a result, these unaudited interim consolidated financial statements do not contain all disclosures required to be included in the annual consolidated financial statements and should be read in conjunction with the most recent audited annual consolidated financial statements and notes thereto for the year ended November 30, 2008.

The financial information included herein reflects all adjustments consisting only of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The results of operations for the three months and six months ended May 31, 2009 are not necessarily indicative of the results to be expected for the full year.

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements

(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2009 and 2008

(Unaudited)

2.	Significant accounting policies (continued):

These unaudited interim consolidated financial statements are prepared following accounting policies consistent with the Company’s audited annual consolidated financial statements and notes thereto for the year ended November 30, 2008, except for the following changes in accounting policies:

(a)	Change in accounting policies:
(i)	Inventories:

On December 1, 2008, the Company adopted The Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3031, Inventories, which supersedes existing guidance on inventories in Section 3030, Inventories. There was no impact on the Company’s consolidated financial position and results of operations on adoption of this standard.

(ii)	General standards of financial statement presentation:

On December 1, 2008, the Company adopted CICA Handbook Section 1400, General Standards of Financial Statement Presentation. Management is required to make an assessment of an entity’s ability to continue as a going concern and should take into account all available information about the future, which is at least, but is not limited to, 12 months from the balance sheet dates. There was no impact on the Company’s consolidated financial position and results of operations, as the Company has disclosed its assessment of going concern in note 1.

(iii)	Goodwill and intangible assets:

On December 1, 2008, the Company adopted CICA Handbook Section 3064, Goodwill and Intangible Assets (“Section 3064”). Section 3064, which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. There was no impact on the Company’s consolidated financial position and results of operations on adoption of this standard.

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements

(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2009 and 2008

(Unaudited)

2.	Significant accounting policies (continued):
(b)	Recent accounting pronouncements issued and not yet applied:
(i)	Business combinations:

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, which replaces the existing standards. This section establishes the standards for the accounting of business combinations, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. This standard is effective for the Company on December 1, 2011. Earlier adoption is permitted. The Company is currently assessing the impact this standard will have on its consolidated financial position and results of operations.

(ii)	Consolidated financial statements:

In January 2009, the CICA issued Handbook Section 1601, Consolidated Financial Statements, which replaces the existing standards. This section establishes the standards for preparing consolidated financial statements and is effective for the Company on December 1, 2011. Earlier adoption is permitted. The Company is currently assessing the impact this standard will have on its consolidated financial position and results of operations.

(iii)	Non-controlling interests:

In January 2009, the CICA issued Handbook Section 1602, Non-controlling Interests, which establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination, and is effective for the Company on December 1, 2011. The Company is currently assessing the impact this standard will have on its consolidated financial position and results of operations.

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements

(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2009 and 2008

(Unaudited)

2.	Significant accounting policies (continued):
(iv)	International financial reporting standards:

In February 2008, the CICA confirmed its strategy of replacing Canadian GAAP with International Financial Reporting Standards (“IFRS”) for Canadian publicly accountable enterprises. These new standards will be effective for the Company’s interim and annual financial statements commencing December 1, 2011. The Company is assessing the impact of the transition to IFRS on its consolidated financial statements.

3.	Cash and cash equivalents:

As at May 31, 2009, the Company held $5.8 million (November 30, 2008 - $8.5 million) of cash and cash equivalents, of which $0.5 million (U.S. $0.4 million) (November 30, 2008 - $0.9 million (U.S. $0.7 million)) is denominated in U.S. dollars. Cash equivalents consist of highly liquid government and corporate bonds having a single “A” credit rating or greater.

As at May 31, 2009, the Company’s cash equivalents were held with major Canadian financial institutions, as detailed below:

Description	Maturity	Amount

Royal Bank of Canada
bankers’ acceptance	June 1, 2009	$1,680
Royal Bank of Canada
bankers’ acceptance	June 9, 2009	1,480
Royal Bank of Canada
bankers’ acceptance	June 15, 2009	1,450
CIBC bankers’ acceptance	June 22, 2009	680
Royal Bank of Canada
U.S. dollar term deposit	June 1, 2009	480
		$5,770

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements

(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2009 and 2008

(Unaudited)

4.	Shareholders’ equity:
(a)	Consolidated statement of shareholders’ equity:

	Number of shares	Common shares’ average share price	Share capital	Contributed surplus	Warrants	Deficit	Period from December 1, 1987 to May 31, 2009

Balance,
November 30, 2007	22,391		$365,670	$22,744	$16,725	$(381,783)	$23,356
Fair value of stock options granted	–	–	–	811	–	–	811
Deferred share exercised	34	0.21	7	–	–	–	7
Loss	–	–	–	–	–	(16,074)	(16,074)

Balance,
November 30, 2008	22,425		365,677	23,555	16,725	(397,857)	8,100

Fair value of stock options and deferred share units granted	–		–	566	–	–	566
Deferred share units exercised	198	0.27	53	–	–	–	53
Loss	–	–	–	–	–	(3,336)	(3,336)

Balance,
May 31, 2009	22,623		$365,730	$24,121	$16,725	$(401,193)	$5,383

(b)	Stock-based compensation plans:

In May 2003, the Company adopted two new stock option plans (the “2003 Employee Plan” and the “2003 Director Plan”) to eventually replace the Company’s original stock option plan (the “Original Plan”). All grants of options after May 2003 are made from the new plans and no further option grants will be made under the Original Plan.

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements

(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2009 and 2008

(Unaudited)

4.	Shareholders’ equity (continued):

On March 25, 2008, the Company’s shareholders approved an increase in the maximum number of common shares issuable under the 2003 Employee Plan to 12% of the issued and outstanding common shares of the Company from time to time, or 2,714,783, based on the number of issued and outstanding common shares as at May 31, 2009. In addition, the Company’s shareholders approved amending the 2003 Employee Plan to allow restricted stock units to be granted. No restricted stock units were outstanding as at May 31, 2009. On March 25, 2008, the Company’s shareholders approved an increase in the maximum number of common shares issuable under the 2003 Director Plan to 300,000.

Each option granted allows the holder to purchase one common share at an exercise price not less than the closing price of the Company’s common shares on the Toronto Stock Exchange on the last trading day prior to the grant of the option. Options granted under these plans have a maximum term of 10 years and generally vest over a period of up to three years. As at May 31, 2009, there were 2.1 million (November 30, 2008 - 2.0 million) options and restricted stock units available for grant.

	May 31, 2009		November 30, 2008
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, beginning of period	1,009	$ 11.61	879	$ 20.67
Issued	70	0.22	1,224	1.74
Expired or cancelled	(105)	28.45	(1,094)	7.21

Outstanding, end of period	974	8.98	1,009	11.61
Exercisable, end of period	865	9.75	517	19.67

There were no options granted to non-employees in the three months and six months ended May 31, 2009 (May 31, 2008 - 25,000 with a fair value of $19,750).

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements

(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2009 and 2008

(Unaudited)

4.	Shareholders’ equity (continued):

The following table provides information on options outstanding and exercisable as of May 31, 2009:

	Options outstanding			Options exercisable
Exercise price	Number outstanding	Weighted average exercise price	Weighted average remaining contractual life (years)	Number exercisable	Weighted average exercise price
$0.22 - $ 0.78	70	$ 0.22	9.99	70	$ 0.22
$0.79 - $ 1.63	90	0.79	4.95	90	0.79
$1.64 - $ 2.11	311	1.92	8.41	229	1.92
$1.12 - $ 4.29	200	2.12	8.35	200	2.12
$4.30 - $ 7.50	130	5.66	7.08	103	5.66
$7.51 - $92.10	173	39.97	3.72	173	39.97
	974	8.98	7.18	865	9.75

The total number of in-the-money options vested and exercisable as of May 31, 2009 was 70,000 (November 30, 2008 - nil).

The aggregate intrinsic value of exercisable options as at May 31, 2009 was $4,900 (November 30, 2008 - nil).

The weighted average remaining contractual life of exercisable options is 7.0 years.

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements

(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2009 and 2008

(Unaudited)

4.	Shareholders’ equity (continued):

The fair value of stock-based compensation was estimated using the Black-Scholes option pricing model at the grant date using the following assumptions:

	Three months ended May 31,		Six months ended May 31,
	2009	2008	2009	2008
Dividend yield	--	--	--	--
Weighted average risk-free interest rate	2.73%	3.10%	2.73%	3.40%
Volatility factor of the expected market price of the Company’s common shares	118.3%	96.1%	118.3%	96.2%
Weighted average expected life of the employment options	6.2 years	6.1 years	6.2 years	6.1 years

The resulting weighted average fair value per share at the grant date of the employee and non-employee stock-based compensation issued during the three months and six months ended May 31, 2009 is $0.19 and $0.19 (May 31, 2008 - $0.62 and $1.38).

Total compensation cost for stock-based compensation arrangements recognized in income during the three months and six months ended May 31, 2009 was $0.1 million and $0.5 million (May 31, 2008 - $0.3 million and $0.6 million).

On exercise of options, the Company’s policy is to issue shares from treasury.

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements

(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2009 and 2008

(Unaudited)

4.	Shareholders’ equity (continued):
(c)	Deferred share units:

Effective January 1, 2004, the Company established a plan to grant deferred share units (“DSUs”) to its non-management directors. On May 27, 2009, the Company’s shareholders approved increasing the maximum number of common shares issuable under the DSU plan to 1,200,000. Under the plan, the directors will defer any cash remuneration that they would have otherwise received for services rendered and in lieu thereof will receive the number of DSUs which is equivalent in value to the remuneration deferred. A DSU is a unit equivalent in value to one common share of the Company based on the trading price of the Company’s common shares on the Toronto Stock Exchange. Upon termination of board service, the director will be able to redeem DSUs based upon the then market price of the Company’s common shares on the date of redemption in exchange for any combination of cash or common shares as the Company may determine.

As at May 31, 2009, there are 464,643 DSUs issued and outstanding. Any grants granted prior to May 27, 2009 were accounted for as liabilities, for which 293,991 (November 30, 2008 - 390,705) DSUs are issued and outstanding with an intrinsic value of $85,000 (November 30, 2008 - $47,000) based upon the market value of the Company’s common shares at May 31, 2009.

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements

(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2009 and 2008

(Unaudited)

4.	Shareholders’ equity (continued):

All DSUs granted on or after May 27, 2009 are accounted for under the equity method, as the Company intends to settle future DSU issuances in the form of common shares. During the three months ended May 31, 2009, the Company recorded $39,250 (May 31, 2008 - nil) in compensation expense relating to 170,652 (May 31, 2008 - nil) DSUs granted for services rendered during the period. The fair value of the awards for the three months ended May 31, 2009 was $0.23 and was estimated using the Black-Scholes option pricing model at the grant date using the following assumptions:

	Three months ended May 31,		Six months ended May 31,
	2009	2008	2009	2008
Dividend yield	--	--	--	--
Weighted average risk-free interest rate	0.26%	--	0.26%	--
Volatility factor of the expected market price of the Company’s common shares	174.4%	--	174.4%	--
Weighted average expected life of the DSUs	0.4 years	--	0.4 years	--

During the six months ended May 31, 2009, 198,478 DSUs were exercised and 2,693 were cancelled (May 31, 2008 - nil and nil).

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements

(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2009 and 2008

(Unaudited)

4.	Shareholders’ equity (continued):
(d)	Warrants:

The following table provides information on the 6.5 million warrants outstanding and exercisable as of May 31, 2009:

Exercise price	Number outstanding	Expiry	Shares issuable upon exercise
U.S. $13.59	333	October 7, 2010	736
U.S. $14.05	39	February 28, 2011	86
U.S. $13.59	39	March 31, 2011	86
U.S. $13.59	39	April 30, 2011	86
U.S. $13.59	61	May 31, 2011	134
U.S. $ 6.30	1,728	November 14, 2011	1,728
U.S. $ 6.30	256	November 14, 2009	256
U.S. $ 3.16	3,688	May 24, 2012	3,688
U.S. $ 3.81	295	May 24, 2010	295

	6,478		7,095

5.	Loss per share:

The computations for basic and diluted loss per share are as follows:

	Three months ended May 31,		Six months ended May 31,
	2009	2008	2009	2008
Loss for the period	$ (1,395)	$ (7,418)	$ (3,336)	$ (12,738)

Weighted average number of common shares outstanding: Basic and diluted	22,547	22,391	22,507	22,391

Loss per common share: Basic and diluted	$ (0.06)	$ (0.33)	$ (0.15)	$ (0.57)

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements

(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2009 and 2008

(Unaudited)

5.	Loss per share (continued):

The options and warrants to purchase common shares are not included in the calculation of diluted loss per share because the Company has a loss for each period presented and to do so would be anti-dilutive.

6.	Consolidated statements of cash flows:

Supplemental disclosure of non-cash transactions:

	Three months ended May 31,		Six months ended May 31,		Period from December 1, 1987 to May 31,
	2009	2008	2009	2008	2009
Non-cash financing activities:
Warrants and options issued as share issue costs	$ --	$ --	$ --	$ --	$ 2,944
Shares issued for services and exercise of DSUs	29	--	53	--	2,545
Debt conversion	--	--	--	--	(40,684)
Shares issued on debt repayment	--	--	--	--	44,259
Acceleration warrants issued in connection with debt	--	--	--	--	2,322
Shares issued on debt conversion by note holders	--	--	--	--	263
Shares issued for technology	--	--	--	--	2,799
Share issue costs associated with public offering	--	--	--	--	(1,175)
Deferred share issue costs	--	--	--	--	503
Non-cash investing activities:
Shares issued to acquire technology	--	--	--	--	(2,799)

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements

(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2009 and 2008

(Unaudited)

7.	Fair values of financial instruments:

The carrying values of cash and cash equivalents, accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity of these financial instruments.

8.	Commitments and contingencies:

Under the terms of certain operating lease agreements, the Company is committed to make a payment of $27,000 for the year ending November 30, 2009. The Company has no further material commitments beyond 2009.

9.	Segment information:

The Company operates in one business segment: the development of treatments and related products addressing chronic inflammatory disease. The primary property and equipment are located in Canada. The acquired technology, which as at November 30, 2008 was fully amortized, is primarily in Ireland.

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements

(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2009 and 2008

(Unaudited)

10.	Differences between generally accepted accounting principles in Canada and the United States:

The Company’s consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in certain respects from United States GAAP. The following tables present the impact of material differences between Canadian GAAP and United States GAAP on the Company’s consolidated financial statements:

(a)	Consolidated statements of operations, deficit and comprehensive income:

	Six months ended May 31,		Period from December 1, 1987 to May 31,
	2009	2008	2009
Loss per Canadian GAAP	$ (3,336)	$ (12,738)	$ (393,750)
Acquired technology costs (b)(i)	--	--	(4,081)
Technology amortization (b)(i)	--	--	4,081
Non-employee stock options (b)(ii)	--	--	(3,476)
Employee stock options (b)(iii)	--	--	2,879
Performance-based options (b)(iii)	--	--	(278)
Warrants issued to acquire technology (b)(iv)	--	--	(61)
Accretion of senior convertible notes payable (b)(v)	--	--	(1,855)
Amortization of deferred financing costs (b)(v)	(132)	(132)	(1,803)
Loss on debt extinguishment (b)(v)	--	--	(2,557)
Fair value adjustment on embedded derivatives and warrants (b)(v)	--	--	10,083
Fair market value adjustment on warrants on senior convertible notes (b)(v)	(60)	650	6,747
Fair value adjustment on warrants from November 2006 financing (b)(vi)	(100)	1,120	5,909
Fair value adjustment on warrants from May 2007 financing (b)(vi)	(440)	2,922	6,446
Loss and comprehensive loss per United States GAAP	$ (4,068)	$ (8,178)	$ (371,716)

Weighted average number of common shares under United States GAAP: Basic and diluted	22,507	22,391
Basic and diluted loss per common share under United States GAAP	$ (0.18)	$ (0.37)

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements

(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2009 and 2008

(Unaudited)

10.	Differences between generally accepted accounting principles in Canada and the United States (continued):
(b)	Consolidated balance sheets:

	May 31, 2009		November 30, 2008
	Canada	United States	Canada	United States
Assets:
Deferred financing costs (v), (vi)	$ --	$ 642	$ --	$ 774
Liabilities:
Warrants (v), (vi)	--	724	--	124
Shareholders’ equity:
Share capital (iv)	365,730	364,927	365,677	364,874
Contributed surplus (ii), (iii), (v)	24,121	13,600	23,555	13,034
Warrants	16,725	--	16,725	--
Deficit, end of period (i), (ii), (iii), (iv), (v), (vi)	(401,193)	(373,226)	(397,857)	(369,158)
Deficit accumulated during development stage (i), (ii), (iii), (iv), (v), (vi)	(399,683	(371,716)	(396,347)	(367,648)

(i)	Acquired technology:

Canadian GAAP requires the capitalization and amortization of acquired technology costs. Under United States GAAP, such acquired technology costs are charged to expense when incurred if, at the acquisition date, the technological feasibility of this technology has not yet been established and no future alternative uses existed. Accordingly, for United States GAAP purposes, the costs would have been expensed at the date of acquisition and the amortization recorded under Canadian GAAP would be reversed.

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements

(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2009 and 2008

(Unaudited)

10.	Differences between generally accepted accounting principles in Canada and the United States (continued):
(ii)	Stock-based compensation to non-employees:

Under Canadian GAAP, the Company accounts for stock-based compensation granted to non-employees on or after December 1, 2002 at fair value. The fair value of any awards to non-employees granted prior to December 1, 2002 is not required to be recorded or presented under Canadian GAAP.

Under United States GAAP, the Company accounted for stock-based compensation, including options and warrants granted to non-employees on or after December 15, 1995, at fair value in accordance with Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards No. 123, Accounting for Stock-based Compensation. Effective December 1, 2005, the Company adopted FASB Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-based Payments (“SFAS No. 123R”). There was no impact on the accounting for stock-based awards issued to non-employees in exchange for services as a result of this change.

There exists a difference between Canadian GAAP and United States GAAP for the fair value of options granted to non-employees after December 15, 1995 and prior to December 1, 2002, which are recorded at fair value under United States GAAP and which have not been recorded under Canadian GAAP.

(iii)	Stock-based compensation to employees:

Under Canadian GAAP, effective December 1, 2004, the Company accounts for stock-based compensation granted to employees, officers and directors on or after December 1, 2002 at fair value, which is measured using the Black-Scholes option pricing model. Compensation cost is recognized over the service period. Prior to December 1, 2004, the Company accounted for stock-based awards to employees, officers and directors using the settlement method.

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements

(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2009 and 2008

(Unaudited)

10.	Differences between generally accepted accounting principles in Canada and the United States (continued):

Under United States GAAP, the Company accounted for stock-based compensation, including options and warrants granted to employees prior to December 1, 2005, using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”). In addition, the Company granted performance-based options to employees. In accordance with APB 25, these awards were accounted for using variable plan accounting. At each reporting date, compensation cost was measured based on an estimate of the number of options that vest considering the performance criteria and the difference between the market price of the underlying stock and the exercise price on that date. Compensation cost was recognized over the performance period.

Effective December 1, 2005, the Company adopted SFAS No. 123R using the modified prospective transition approach, whereby the fair value of awards granted or modified on or after December 1, 2005 are measured at fair value. The Company’s awards have graded vesting conditions. The compensation cost for each award is recognized on a straight-line basis over the service period of the entire award.

There exists a difference between Canadian GAAP and United States GAAP for the intrinsic and variable plan measurement for employee and performance-based options granted to employees prior to December 1, 2005 under United States GAAP and for the fair value measurement of such awards under Canadian GAAP.

(iv)	1996 warrants:

In 1996, 10,000 warrants were issued as part of the technology acquisition consideration. United States GAAP requires these acquired technology costs to be recorded in an amount approximating the fair value of the warrants issued, estimated at their grant date using the Black-Scholes option pricing model, and expensed as research and development expenses.

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements

(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2009 and 2008

(Unaudited)

10.	Differences between generally accepted accounting principles in Canada and the United States (continued):
(v)	Senior convertible notes payable and warrants:

Prior to December 1, 2006 and the adoption of CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement (“Section 3855”), under Canadian GAAP, the common share purchase warrants and the equity component of the senior convertible notes payable were presented separately as components of shareholders’ equity. The Company allocated the gross proceeds received on the issuance of the senior convertible notes payable on a relative fair value basis between the three elements: the equity and debt components of the senior convertible notes payable and the warrants. Issuance costs were allocated on a pro rata basis among the three elements. Prior to December 1, 2006, Canadian GAAP did not permit separate accounting for embedded derivatives.

Effective December 1, 2006, with the adoption of Section 3855, Canadian GAAP requires recognition of embedded derivatives at fair value. The Company adopted Section 3855 retrospectively, without restatement. As a result of the adoption of Section 3855, the gross proceeds allocated to the debt component of the senior convertible notes payable were further allocated between the embedded derivatives, at fair value, and the debt component at the residual amount. The embedded derivatives identified on December 1, 2006 were consistent with those previously recognized under United States GAAP.

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements

(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2009 and 2008

(Unaudited)

10.	Differences between generally accepted accounting principles in Canada and the United States (continued):

Under United States GAAP, SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, requires that an embedded derivative included in a debt arrangement for which the economic characteristics and risks are not clearly and closely related to the economic characteristics of the debt host contract be measured at fair value and presented as a liability. Changes in fair value of the embedded derivative are recorded in the consolidated statements of operations, deficit and comprehensive income at each reporting date. Embedded derivatives that met the criteria for bifurcation from the senior convertible notes payable and that were, therefore, measured at fair value consisted of the holders’ conversion right, the instalment payment mechanism and the holders’ contingent redemption and conversion rights in the event of a change in control or an event of default. Under Canadian GAAP, the conversion option was an equity instrument that did not need to be remeasured. As the conversion option expired unexercised, the amounts allocated to it were reclassified to contributed surplus.

Under United States GAAP, the warrants are presented as a liability because they do not meet the criteria of Emerging Issues Task Force Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock (“EITF 00-19”), for equity classification. Subsequent changes in fair value are recorded in the consolidated statements of operations, deficit and comprehensive income. Under Canadian GAAP, the warrants are considered equity instruments and are not remeasured.

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements

(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2009 and 2008

(Unaudited)

10.	Differences between generally accepted accounting principles in Canada and the United States (continued):

Under United States GAAP, the Company allocated the residual amount of the gross proceeds received to the senior convertible notes payable after the separate fair value measurement of the warrants and embedded derivatives. All of the issuance costs related to the transaction were recognized as deferred financing costs under United States GAAP and were amortized to the consolidated statements of operations, deficit and comprehensive income using the effective interest yield method over the period to maturity. The senior convertible notes payable carried an effective interest rate of 42%. Differences in United States GAAP and Canadian GAAP result from the initial allocation differences and the subsequent accretion expense and amortization of deferred financing costs. Differences in United States GAAP also result from the fair value remeasurement of the warrants and the conversion option as liabilities at each reporting period.

Subsequent to December 1, 2006 for Canadian GAAP and United States GAAP, the twelve-day weighted average share price adjustment represented a derivative that was measured at fair value and changes in fair value were recorded in the consolidated statements of operations, deficit and comprehensive income as extinguishment loss. The settlement of the twelve-day weighted average share price adjustment was accounted for as either a settlement of additional debt, if an asset, or as the proceeds to issue additional shares if a liability. Prior to the adoption of Section 3855, under Canadian GAAP, there was no recognition of the twelve-day weighted average share price adjustment as a derivative. Adjustments to the number of shares issued or debt exchanged were accounted for as adjustments to share capital at no value.

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements

(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2009 and 2008

(Unaudited)

10.	Differences between generally accepted accounting principles in Canada and the United States (continued):
(vi)	Warrants:

Under Canadian GAAP, the common shares and the warrants issued on November 14, 2006 and on May 24, 2007 are presented separately as components of shareholders’ equity. The Company allocated the gross proceeds received on a relative fair value basis between the common shares and the warrants. The related issuance costs were allocated on a pro rata basis to the common shares and the warrants.

Under United States GAAP, the warrants are presented as a liability because they do not meet the criteria of EITF 00-19 for equity classification. As a result, the Company allocated the residual amount of the gross proceeds received to the common shares after the separate fair value measurement of the liability-classified warrants. Subsequent changes in the fair value of the warrants are recorded in the consolidated statements of operations, deficit and comprehensive income. Under Canadian GAAP, the related issuance costs were allocated on a pro rata basis to the common shares and the warrants and recorded in shareholders’ equity. However, under United States GAAP, the amount of issuance costs allocated to the warrants is recognized as deferred financing costs and is amortized to the consolidated statements of operations, deficit and comprehensive income over the term of the warrants.

(c)	Consolidated statements of cash flows:

Cash from operations under United States GAAP includes the adjustments to loss for the period outlined in note 10(b). Cash used in investments under United States GAAP excludes amounts representing acquired technology (note 10(b)(i)).

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements

(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2009 and 2008

(Unaudited)

10.	Differences between generally accepted accounting principles in Canada and the United States (continued):
(d)	Income taxes:

During the three months and six months ended May 31, 2009 and 2008, the Company did not record any tax expense on loss from operations.

At May 31, 2009, the Company did not have any gross unrecognized tax benefits.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expense. During the three months and six months ended May 31, 2009 and 2008, the Company did not recognize any interest and penalties. The Company had no amounts accrued for the payment of interest and penalties as of May 31, 2009 and November 30, 2008.

The Company is subject to tax examinations in all major taxing jurisdictions in which it operates (namely Canada, the United States and Ireland). The Company’s tax years 2001 through 2008 remain open in Canada for regular examination and for transfer pricing purposes. Furthermore, taxation years 2003 through 2008 remain open for examination in other jurisdictions.

In accordance with SFAS 109, Accounting for Income Taxes, the Company reviews all available positive and negative evidence to evaluate the recoverability of the deferred tax assets. This includes a review of such evidence as the carryforward periods of the significant tax assets, the Company’s history of generating taxable income in its significant tax jurisdictions (namely Canada, the United States and Ireland), the Company’s cumulative profits or losses in recent years, and the Company’s projections of earnings in its significant jurisdictions. On a jurisdictional basis, the Company is in a cumulative loss position in all of its significant jurisdictions. For all jurisdictions, the Company continues to maintain a valuation allowance against all of its deferred income tax assets.

Under Canadian GAAP, investment tax credits and other research and development credits are deducted from research and development expenses for items of a current nature, and deducted from property and equipment for items of a capital nature. Under United States GAAP, these tax credits would be reclassified as a reduction of income tax expense.

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements

(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2009 and 2008

(Unaudited)

10.	Differences between generally accepted accounting principles in Canada and the United States (continued):
(e)	Consolidated statement of shareholders’ equity in accordance with United States GAAP:

	Number of shares	Common Shares’ average share price	Share Capital	Additional paid-in capital	Warrants	Deficit	Period from December 1, 1987 to May 31,
Balance, November 30, 2007	22,391		$ 364,867	$ 12,223	$ --	$ (358,588)	$ 18,502
Fair value of stock options granted	--		--	811	--		811
DSUs exercised	34	0.21	7	--	--		7
Loss and comprehensive loss	--		---	--	--	(10,570)	(10,570)
Balance, November 30, 2008	22,425		364,874	13,034	--	(369,158)	8,750
Fair value of stock options granted	--		--	566	--	--	566
DSUs exercised	198	0.27	53	--	--	--	53
Loss and comprehensive loss	--		--	--	--	(4,068)	(4,068)
Balance, May 31, 2009	22,623		$ 364,927	$ 13,600	$ --	$ (373,226)	$ 5,301

(f)	Changes in accounting policy:
(i)	Collaborative arrangements:

On December 1, 2008, the Company adopted EITF No. 07-1, Collaborative Arrangements, which addresses the accounting for arrangements in which two companies work together to achieve a commercial objective, without forming a separate legal entity. There was no impact on the Company’s consolidated financial position and results of operations on adoption of this standard.

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements

(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2009 and 2008

(Unaudited)

10.	Differences between generally accepted accounting principles in Canada and the United States (continued):
(ii)	Accounting for advance payments for research and development activities:

On December 1, 2008, the Company adopted EITF No. 07-3, Accounting for Advance Payments for Goods or Services to be Received for Use in Future Research and Development Activities, which provides clarification surrounding the accounting for non-refundable research and development advance payments, whereby such payments should be recorded as an asset when the advance payment is made and recognized as an expense when the research and development activities are performed. There was no impact on the Company’s consolidated financial position and results of operations on adoption of this standard.

(iii)	Disclosure about derivative instruments and hedging activities:

On December 1, 2008, the Company adopted SFAS 161, Disclosures about Derivative Instruments and Hedging Activities, which amends and expands the disclosure requirements in SFAS 133, Accounting for Derivative Instruments and Hedging Activities. There was no impact on the Company’s consolidated financial position and results of operations on adoption of this standard.

(g)	Recent accounting pronouncements issued and not yet applied:
(i)	Business combinations:

In December 2007, the FASB issued FASB Statement No. 141R, Business Combinations. The statement will require all business acquisitions to be measured at fair value, the existing definition of a business would be expanded, pre-acquisition contingencies would be measured at fair value, most acquisition-related costs would be recognized as expenses as incurred, as well as other changes. The statement is effective for the Company beginning December 1, 2009 and will be applicable to new acquisitions subsequent to that date.

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements

(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2009 and 2008

(Unaudited)

10.	Differences between generally accepted accounting principles in Canada and the United States (continued):
(ii)	Non-controlling interests:

In December 2007, the FASB issued FASB Statement No. 160, Non-controlling Interests in Financial Statements. The statement will improve the relevance, comparability and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing new accounting and reporting standards. The statement is effective for the Company beginning December 1, 2009. As the Company has no minority interests, the statement will only be applicable to business combinations involving less than 100% of the entity acquired subsequent to December 1, 2009.

(iii)	Subsequent events:

In May 2009, the FASB issued FASB Statement No. 165, Subsequent Events (“SFAS 165”). SFAS 165 is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. SFAS 165 sets forth:

(a)

The period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements.

(b)	The circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements.
(c)	The disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

SFAS 165 is effective for the Company’s interim period beginning on June 1, 2009. The adoption of SFAS 165 is not expected to have any impact on the Company’s consolidated financial statements.

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements

(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2009 and 2008

(Unaudited)

11.	Subsequent events:

On July 14, 2009, the employment of the Company’s Vice President, Finance and CFO was terminated. As a result of contractual obligations under the employment agreement, the Company will make a payment of $0.2 million in the third quarter of 2009 in full settlement of this obligation, which has been fully accrued at May 31, 2009.

On August 17, 2009, the Company announced that it had entered into a definitive agreement, subject to shareholder and regulatory approvals, with IntelliPharmaCeutics (“IPC”) whereby the Company will combine with IPC under a plan of arrangement and merge to continue as a publicly-traded entity to be called IntelliPharmaCeutics International Ltd.

On August 17, 2009, the Company announced it had entered into an arrangement agreement, subject to shareholder approvals, with Cervus LP that will reorganize the Company prior to completion of the transaction with IPC and which will provide gross proceeds to the Company of approximately $7.5 million in non-dilutive capital.